ADORBS INC.

234 E. Beech Street, Long Beach New York 11561

(516) 544 -2812

November 18, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, DC 20549

Andi Carpenter

Anne McConnell

Sherry Haywood, Staff Attorney at

Jay Ingram

Re: Adorbs Inc.

Form 10-12G

Filed October 7, 2020

File No. 000-56213

Dear All:

We are filing an Amendment No. 2 to the Registration Statement on Form 10-12G/A (the “Registration Statement”) in response to your recent review letter addressed to David Lazar, Chief Executive Officer of Adorbs Inc. (the “Company”), dated October 7, 2020 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to Registration Statement on Form 10

Form 10-12G filed October 7, 2020

General, page i

1.	Your registration statement will become effective 60 days after you filed it with the Commission and you will then be responsible for filing reports required by the Securities Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if we have not completed the review of your filing. If you cannot resolve the comments before that time, you should consider withdrawing the filing before it becomes effective. You could then refile when you are able to respond to the comments.

We expect to resolve all comments before the registration statement becomes effective.

Item 1. Description of Business, page 1

2.	You disclose here that in 2019 you filed a Form 15 to terminate your registration. Please expand the disclosure in this section to discuss your previous status as a reporting company. Your history as a public company includes a registered public offering in 2018 and the reporting of periodic and current reports until 2019, after which you filed a Form 15 and discontinued reporting.

We have updated the registration statement to reflect these comments.

3.	Please disclose the duration of the two trademarks mentioned in this section. For guidance, refer to Item 101(h)(4)(vii) of Regulation S-K.

We have updated the registration statement to reflect these comments.

Company has a limited operating history and very limited resources, page 6

4.	You disclose that the company was acquired through custodial proceedings. Please revise to explain the meaning of the term "custodial proceedings". Please disclose what actions David Lazar is performing in the role of custodian, the expiration date of this role, if any, and the terms of his custodianship, including any consideration he received in connection therewith.

This disclosure was made in error by the Company. The Company was not acquired through custodial proceedings. We have updated the registration statement to reflect these comments.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

5.	To the extent Mr. Lazar exercises control over his securities through Activist Investing LLC, please disclose.

We have updated the registration statement to reflect these comments.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 14

6.	Please identify who is performing the functions of principal financial officer.

David Lazar is performing the function of principal financial officer. We have updated the registration statement to reflect these comments.

7.	We note that the title of this section includes the term "promoter". If David Lazar is a "promoter" within the meaning of Securities Act Rule 405, please disclose that he is a promoter and expand the disclosure in the Certain Relationships and Related Transactions section to provide the information required by Item 404(c)(1)(ii) of Regulation S-K.

We have updated the registration statement to reflect these comments.

8.	You disclose that Mr. Lazar has held positions and/or directorships with various publicly- traded entities. Please revise to explain, if true, that Mr. Lazar or Custodian Ventures were appointed custodian of the companies listed.

We have updated the registration statement to reflect these comments.

Item 10. Recent Sales of Unregistered Securities, page 15

9.	We note your disclosure in Note 4 on page F-11. Please disclose here your securities sold within the past three years which were not registered under the Securities Act and the information required by Item 701 of Regulation S-K, including the exemption claimed.

We have updated the registration statement to reflect these comments.

Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure , page 17

10.	Please provide all the information required by Item 304 of Regulation S-K. Please also have your former accountant provide a letter, agreeing or disagreeing with your disclosures, in accordance with Item 304(a)(3) of Regulation S-K and file that letter as an exhibit to the Form 10 as required by Item 601.16 of Regulation S-K.

The Company has revised the information regarding the “Changes In and Disagreements with Accountants on Accounting and Financial Disclosure on Accounting and Financial Disclosure” pursuant to Item 304 of Regulation S-K and has attached the letter as an exhibit.

Financial Statements

Report of Independent Registered Public Accounting Firm , page F-2

11.	Please have your auditors ensure that their audit reports fully comply with AS 2415. Based on the requirements of paragraphs 12 and 13 of AS 2415, it appears to us that an appropriately titled going concern paragraph included in an auditors' report should immediately follow the opinion paragraph, This comment is applicable to the auditors' reports on pages F-2 and F-3.

We have updated the registration statement to reflect these comments

Report of Independent Registered Public Accounting Firm , page F-3

12.	We note that the audit report date of your former accountant, disclosed in their consent filed with your Form 10, is April 10, 2019, the same date as their report included in your Form 10-K/A for the Fiscal Year Ended December 31, 2018; however, we also note the date of their report included in your Form 10 is October 7, 2020. Please have your former auditor ensure the date of their audit report is appropriate and consistently presented in your Form 10, including in their report and related consent.

We have updated the registration statement to reflect these comments.

Note 2 Summary of Significant Accounting Assumptions and Policies

General, page F-8

13.	Please disclose your accounting policy for inventory and provide the disclosures required by ASC 210-10-50-1 and ASC 330-10-50. In addition, based on the winding down your prior business operations, please disclose how you assess inventory for impairment, explain when and how you intend to dispose of your current inventory, and explain why there was no change in your inventory balance during the current interim period.

We have updated the registration statement to reflect these comments.

Notes to Financial Statements

Note 1 - Organization and basis of accounting

Basis of Presentation and Organization, page F-8

14.	In your annual audited financial statements, you disclose that "the accompanying condensed financial statements have been prepared by the Company without audit" and "in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at December 31, 2019 and 2018 and for the related periods". These disclosures do not appear to be accurate or appropriate to include in annual audited financial statements. Please revise your disclosure accordingly.

We have updated the registration statement to reflect these comments.

Prepaid Expenses, page F-8

15.	Please disclose what the DTC Advisory Fees represent, including the period they relate to, and explain why there was no change in the balance of prepaid and other current assets during the current interim period.

We have updated the registration statement to reflect these comments.

Note 4 - Common stock , page F-11

16.	We note that you disclose you issued 2,860,000 shares of common stock with a par value of $0.001 at an issuance prices of $0.001 per share, for a total investment of $28,600. Please note if the issuance price was $0.001, then the total investment for 2,860,000 shares of common stock would be $2,860, not $28,600. Please correct the issuance price or the amount of the total investment. If the total investment was $2,860, please also correct your financial statements accordingly.

The error is limited to this section only and has been corrected. It did not have any impact on the financial statements which are presented correctly.

Note 3: Related Party Transactions, page F-19

17.	You disclose your loan payable to Rebecca Lazar. Please file this agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K. Note that if the company is party to an oral contract that, if written, would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance, refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

This loan payable in the form of a Demand Promissory Note has been added to Exhibit Index and Form 10.

Very truly yours.

/s/ David Lazar
David Lazar

5